UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 04, 2019

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 4 December 2019

Orange presents its new strategic plan Engage2025

Today Orange is presenting Engage2025, its new strategic plan looking forward to 2025. This new growth plan, following on from Essentials2020 launched in 2015, is guided by the aspiration to be exemplary in social and environmental accountability, and is based on four ambitions:

• Reinvent Orange’s operator model:

o   offer retail and wholesale customers enhanced connectivity;

o   strengthen its leadership in more open and higher-valued infrastructures.

• Accelerate in growth areas:

o   make Orange MEA the reference digital operator in Africa & the Middle East;

o   accelerate the development of IT services for B2B customers and scale up cybersecurity;

o   continue to expand in financial services across its entire footprint.

• Place data and AI at the heart of its innovation model:

o   for a reinvented customer experience;

o   for smarter networks;

o   for greater operating efficiency.

• Building the company of tomorrow, together:

o   tackle the skills challenge;

o   become one of the most attractive employers;

o   support everyone as part of a responsible transformation.

In financial terms, Orange has strong objectives:

• Growth of EBITDAaL between 2% and 3% per year on average for the 2021-2023 period.

• Increasing organic cash flow for telecoms activities between 2020 and 2023 with a target of between 3.5 and 4 billion euros in 2023 (vs. over 2 billion euros in 2019).

• A net debt/EBITDAaL ratio for telecoms activities of around 2x in the medium term.

On the announcement of this new strategic plan, Stéphane Richard, Chairman and CEO of the Orange Group, said:
"If I had to summarise Engage2025, Orange’s new strategic plan, I would use two words: growth and sustainability.

The first one is growth. We are going to grow our core business - connectivity - by adding to our competitive edge and by making the most of our network infrastructure. We are also going to foster growth beyond connectivity in Europe thanks to three elements which set us apart from our competitors, namely Africa & the Middle East, B2B IT services and financial services.

To support this growth ambition, by 2025 Orange will have to reinvent itself and adapt to a constantly changing world. Artificial intelligence and data will be at the heart of this reinvention, both to improve customer experience and to make our networks smarter and the whole company more agile. Orange must also address the need for new skills while supporting all its employees.

The second is sustainability. At Orange we are convinced that in the years ahead strong economic performance will not be possible without exemplary performance on social and environmental issues.

The story of this new strategic plan is therefore a story of sustainable growth, enabled by the emergence of a reinvented Orange.

Our financial objectives for 2023 reflect this, with increased EBITDAaL and organic cash flow from telecoms activities between 2020 and 2023."

Engage2025, a strong commitment guided by social and environmental responsibility

The Group wants to foster a business model that is committed and accountable to its employees, its customers and society as a whole.

Orange is committed to inclusion so that each person can benefit from the digital revolution. In addition to its ambitions for regional network coverage, Orange is committed to training and supporting those excluded from the digital ecosystem. By 2025, Orange will open an Orange Digital Centre in all Group regions and in its operational divisions in France. Orange will also provide offers aimed at low-income households in Europe like the "coup de pouce" offer in France or "gigas solidarios" in Spain. Finally, in Africa & the Middle East, Orange will pursue its efforts to offer increasingly affordable smartphones.

The climate challenge is the second aspect of Orange’s commitment. The Group has set an ambitious objective: to beat the GSMA’s objectives by 10 years and achieve carbon neutrality by 2040, despite the explosion of data usage on its networks. This will require the increased use of renewable energy, which will account for over 50% of the Group's energy mix by 2025, as well as unprecedented efforts in terms of energy efficiency. Orange will strengthen its Green ITN programme to reduce the energy consumption of its networks, it will multiply the number of electrified vehicles in France by 10 and it will rely more on the circular economy, for example by offering eco-designed products and using second-hand network equipment, and by having more second-hand devices available in stores.

Engage2025, four bold ambitions to tackle a changing ecosystem

Orange’s first ambition is to reinvent its operator model by capitalising on its leading network position.

Firstly, Orange will offer enhanced connectivity to its retail and wholesale customers. This will be based on two pillars: providing speeds up to 10 times faster and new associated services.

For fixed services, whether thanks to our own infrastructure or the use of third-party networks, Orange will be able to offer FTTH to more than 65 million households in Europe by 2023, underlining its leadership in Europe in terms of fibre. Orange will rely on the gradual increase in speeds and the constant improvement in quality of connectivity in homes (Homelan) to offer new services. In terms of content, Orange will enhance its OTT TV experience to respond to changing uses. In services relating to the home of the future, Orange will continue to develop its security and remote assistance offers.

In mobile, Orange will focus on 5G. After an initial commercial launch in Romania, 5G will begin to be rolled out in most of the European countries where the Group operates in 2020. From launch, 5G will deliver speeds up to 10x faster, and will offer greater capacity. Then, from 2023 - when core networks transition to 5G - Orange will be able to offer lower latency and implement network slicing, i.e. prioritising certain sections of the network to cover critical uses or specific requirements. 5G’s technical performance will allow the introduction of various different uses for B2C (immersive videos, cloud gaming) as well as for business customers, for whom 5G will be a real breakthrough (optimised production time, remote machine control, predictive maintenance, etc.). Orange has already started to construct these future use-cases jointly with its B2B customers and in 2020 will inaugurate an open centre of co-innovation in Chatillon (France) which will be dedicated to new 5G use-cases.

To reinvent its model, Orange will also optimise, develop and derive greater value from its infrastructure, whilst still retaining control.

For its FTTH infrastructure, Orange will continue to invest on its own in order to fulfil its commitments in medium-density areas (AMII) in France, for example. However, to continue its industrial efforts in some areas, whilst controlling its CAPEX, Orange could link up with partners. This is the objective of the project to create a subsidiary in France from 2020 - Orange Concessions - which will cover the 4 million Public Initiative Network (RIP) connections belonging to local authorities and for which Orange is the concession holder. In addition, the creation of this subsidiary will enable Orange to seize potential growth or consolidation opportunities in this market. In Spain and Poland, Orange also plans to share future FTTH deployments with other operators via FiberCos, potentially involving third parties.

Orange will also continue to optimise its copper network in France. This will be done in a very gradual manner so as to support users of the network with the transition to fibre: after an initial experimental phase, copper decommissioning will start in 2023 and should end in 2030.

To optimise the deployment of its mobile infrastructure, particularly 5G, in terms of pace, coverage and financial capacity, Orange will rely on RAN-sharing agreements, whilst maintaining areas of differentiation. This was the impetus for the existing agreements in Poland and Romania and those signed in recent months in Spain and Belgium.

Alongside this, to derive higher value from its owned 40,000 towers of its mobile network in Europe, Orange will create TowerCos in most of its European countries. These entities will be dedicated to the management of the towers and will have three key objectives: to improve operational efficiency and optimise mobile CAPEX, to increase the tower colocation rate whilst retaining Orange’s competitive advantage, and finally to better understand and highlight the quality and value of these assets. Orange will retain control of these entities in all the European countries where they are created. The first projects will start in 2020 in France and Spain. Eventually, the consolidation of all or part of these local TowerCos into a European TowerCo, in which Orange will retain majority control, will be considered in order to seize opportunities for consolidation of the tower market at a European level.

Orange announces the disposal of 1,500 non-strategic sites in Spain to Cellnex for 260 million euros. This transaction is consistent with our commitment to maintain control of our strategic assets.

Orange’s second ambition is to accelerate its development in three areas of growth: Africa & the Middle East, B2B services and financial services.

Orange has the ambition to be the reference digital operator in Africa & the Middle East. To achieve this, the Group will initially rely on the growth in mobile data driven by increased smartphone penetration and the deployment of 4G. In 2020, Orange will have deployed 4G in almost all countries where it operates and will rely on RAN-sharing agreements and innovative technologies (e.g. lighter pylons) to extend its coverage in rural areas. In addition, Orange will reinforce its multi-services strategy so that they represent 20% of turnover in the area by 2025. In financial services, Orange Money will reach about 900 million euros in revenue in 2023 and alongside this, the Group will continue to develop content, e-health and energy offers. The Group’s objective is to have a compound annual growth rate (CAGR) in revenues for the 2020-2023 period of around 5% for the region.

Orange will accelerate the transformation of its B2B activities to take advantage of the convergence of telco/IT businesses, proven by the explosion in demand from companies for on-demand and virtualised connectivity services (such as SD-WAN). Orange will therefore maintain its leadership in connectivity with a focus on network virtualisation, fibre and 5G. At the same time, Orange will continue the development of integration services to provide its customers a complete IT ecosystem: data analytics to support companies in their digital transformation; cloud services and, in the future, edge computing, a key foundation for the digital revolution underway; smart mobility and IoT to deliver all the promises of 5G and edge computing; and of course, cybersecurity in which the Group aims to exceed 1 billion euros in revenue and to be the European leader by 2023. As a result, more than half of the Group’s revenue in the Enterprise segment will come from new connectivity services (SD-WAN, 5G) and IT services in 2023.

Finally, in financial services, Orange Bank, having attracted 500,000 customers in its two years of operation, will be launched in all European countries where the Group operates by 2025. Banking services, such as micro-credit, will also be launched in Africa & the Middle East from 2020 to extend the range of services already offered through Orange Money. Capitalising on the success of offers combining banking and telecoms (device financing, cash back on shop purchases, etc.), Orange Bank will develop new products relating to payment, credit and insurance, and is working on a specific digital banking offer for professionals and small businesses. Orange Bank will break-even in Europe towards the end of 2023, with nearly 5 million customers and around 400 million euros in net banking income. Orange Bank Africa will reach nearly 10 million customers by 2023 with net banking income of about 100 million euros.

The Group’s growth will also be based on its historic business lines:

• In France, services revenue will experience moderate growth in the 2020-2023 period, mainly due to increased FTTH penetration and mobile (5G) services, which secures market share and encourages the acquisition of new customers.

• Spain will return to growth in 2021, with increasingly optimised use of its brands in order to capture their value potential, and increased B2B and wholesale opportunities, excluding those with international operators.

• Europe will have growth that is better than the market average in each of its six countries, principally led by strong commercial momentum in convergence thanks to the deployment of ultra-high speed broadband.

Orange’s third ambition is to attain a new level in its digital transformation by positioning AI and data at the heart of its innovation model.

These new technologies will enable Orange to improve the customer experience combining the best of both digital and human interactions, offering simplicity, expertise and accountability. Orange will deploy 100% digital pathways and streamline its distribution network, which will remain an essential means for ensuring proximity with customers and for marketing new services. AI and data will allow the Group to provide more personalised offers, leading to greater satisfaction and improved commercial efficiency. Beyond commercial interactions, Orange will increase use of digital tools in its everyday dealings with its customers. By 2023, the number of calls to call centres in Europe will have decreased by 55%. Similarly, Orange will rely on Djingo, which will become a direct voice-controlled interface with the customer, and on the "My Orange" application, which will double the number of users by 2023 to reach nearly 50 million. With smoother pathways and better customer insight, the Group aims to have 9 out of 10 customers recommend Orange in all its countries by 2025.

Orange will put AI and data at the service of its networks in order to optimise the deployment of new mobile sites and those of fibre. These new technologies will also facilitate day-to-day network maintenance, helping to reduce costs and improve quality of service.

Finally, AI will help Orange to improve the efficiency of its internal processes and its back office activities, such as fraud detection.

Orange’s final ambition in this strategic plan is to tackle the skills challenge in line with its "digital and caring" employer promise.

In 2025, the profile of company will be considerably different from what it is today. It will be more international, more B2B-orientated and at the forefront of cutting-edge technologies. To support this evolution, Orange will implement an ambitious plan to increase skills and undertake career retraining. Orange will invest more than 1.5 billion euros in a skills-building programme open to all employees around the world. Specifically, 20,000 employees will be trained in network virtualisation, artificial intelligence, data, cloud computing, code and cybersecurity. To achieve this, Orange Campus will become a networked school open to all employees and, for the first time, to the external world. Meanwhile, the appeal of the company will be reinforced to attract external talent.

Finally, Orange will promote the conditions for sustainable and responsible transformation to ensure coherence at a social and human level for projects undertaken by the Group around the world.

A growth ambition backed by an operational efficiency programme

In order to secure its objectives, Orange will pursue operational efficiency programmes and aims to achieve, by 2023, net savings of one billion euros from within a defined perimeter of indirect costs from telecoms activities at the end of 2019 of 14 billion euros[1].

This ambition is based on a combination of targeted actions related to:

• the Group’s transformation plan launched in 2019, which aims to improve agility and efficiency, and achieve better internal cooperation;

• digitalisation, which reduces the cost of customer care and enables the automation of network management and maintenance processes to absorb the anticipated exponential increase in the number of connections and data traffic;

• the development of shared service initiatives, similar to those already undertaken by the Group in IT;

• the optimisation of certain expenses ("smart spending") such as an annual 5% decrease in central function expenses excluding staff until 2023 or the control of energy costs, which is a major challenge for the future.

2023 financial objectives

• Based on a slightly increasing 2019 EBITDAaL and following a "flat positive" 2020 EBITDAaL, the Group is targeting EBITDAaL growth of between 2% and 3% per year on average for the 2021-2023 period.

• For the sake of simplicity, the eCAPEX objectives now include RAN-sharing agreements. On a rolling, 12-month basis, eCapex will increase by approximately 50 million euros in 2019 and by around 200 million euros in 2020 due to the RAN-sharing agreements in Spain and Belgium. This will then stabilise in 2021 before starting to decline from 2022, once the bulk of FTTH deployment in France is completed. Excluding RAN-sharing agreements, the objective to reach a peak level of eCAPEX in 2018 will be met. The Group aims to reduce the eCAPEX/sales ratio to around 15% by around the end of 2023 compared to around 17% in 2018.

• The organic cash flow from telecoms activities will grow from a base of more than 2 billion euros in 2019 and 2020 to a target of between 3.5 and 4 billion euros by 2023.

• The objective of a net debt/EBITDAaL ratio for telecoms activities remains unchanged at around 2x in the medium term.

• Finally, regarding the dividend, Orange will pay out a minimum annual dividend of 70 euro-cents per share over the period, without excluding the possibility of an increase depending on organic cash-flow performance.

Disclaimer

This press release contains forward-looking information about Orange, particularly objectives and trends regarding Orange’s financial situation, investments, results, business and strategy. Although we believe that this forward-looking information is based on reasonable assumptions, it is subject to various risks and uncertainties, including matters which are currently unknown or not considered substantial, and it cannot be guaranteed that the expected events will take place or the stated objectives will actually be reached. More detailed information on potential risks which could affect our financial results is available in the Registration Document filed on 21 March 2019 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 16 April 2019 with the U.S. Securities and Exchange Commission. Subject to applicable regulations, Orange does not undertake to update forward-looking information in view of future developments.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 41 billion euros in 2018 and 148,000 employees worldwide at 30 September 2019, including 88,000 employees in France. The Group has a total customer base of 268 million customers worldwide at 30 September 2019, including 209 million mobile customers and 21 million fixed broadband customers. The Group is present in 27 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan "Essentials2020" which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts: +33 (0)1 44 44 93 93

Jean-Bernard Orsoni; jeanbernard.orsoni@orange.com

Tom Wright; tom.wright@orange.com

Olivier Emberger; olivier.emberger@orange.com

Glossary

• EBITDAaL: operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on lease liabilities and interest on debts related to financed assets, and (iii) adjusted for significant litigation, specific labor expenses, fixed assets, investments and businesses portfolio review, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific items that are systematically specified in relation to income and/or expenses. EBITDAaL is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies.

• eCAPEX: (i) acquisitions of property, plant and equipment and intangible assets, excluding telecommunications licenses and financed assets, (ii) less the price of disposal of property, plant and equipment and intangible assets. eCAPEX is not a financial indicator defined by IFRS standards and it cannot be directly compared to similarly-named indicators used by other companies.

• Organic cash flow (telecom): (i) Net cash provided by operating activities, minus (i) repayments of lease liabilities and on debts related to financed assets, and (ii) purchases and proceeds from sales of property, plant and equipment and intangible assets, net of the change in the fixed assets payables, (iii) excluding effect of litigations paid and telecommunication licences paid. Organic cash flow is not a financial aggregate indicator defined by IFRS standards and it cannot be directly compared to similarly-named indicators used by other companies.

[1] The defined perimeter of 14 billion euros (excluding all indirect costs from Orange Africa & the Middle East, and labour, network and IT costs incurred by OBS’s IT&IS activities) is taken from a total indirect cost base of around 19 billion euros.

ORANGE

Date: December 04, 2019	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations